UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

______________________________

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Immediate Report regarding the Strategic Alliance with Yunnan Yuntianhua Group, dated December 16, 2014

Item 1

Strategic Alliance with Yunnan Yuntianhua Group

Pursuant to page 10 of the Company's registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 23, 2014 (the “F-1”) and to section 1.1 of the company's MD&A for the 2013 3Q statements, with respect to negotiations with a third party for the engagement in operations relating to mining, production, marketing and sale of phosphate rock and related downstream products in emerging markets, the Company hereby wishes to report, that it has entered today, through ICL (Shanghai) Investment Co., Ltd. (“ICL China”), its wholly-owned subsidiary, into agreements with Yunnan Yuntianhua Co. Ltd. (“Listco”) and related companies thereof for the investment of $452 million in consideration of (1) 15% strategic holding in Listco, one of China's leading chemical companies with a strategic focus on the phosphate value chain and a strong advantage in mineral resources and (2) 50% ownership in a joint venture (the “JV Company”) that will operate a fully integrated world-scale phosphate platform in China.

Strategic Investment in Listco

ICL will enter into a Private Placement Agreement, pursuant to which Listco will issue to ICL China 15% of Listco’s issued and outstanding shares on a fully diluted basis immediately following the closing of the issuance of such shares. The shares will be purchased by ICL China at a 10% discount from Listco's average share price over the twenty trading days prior to November 25, 2014, for a total purchase price of approximately US$ 269 million in cash (the “Strategic Investment”).

Listco is a public company with its shares listed and traded on the Shanghai Stock Exchange of the People's Republic of China (“PRC”) and is controlled (53.8%) by Yunnan Yuntianhua Group Co. Ltd., a Chinese state-owned enterprise. Listco is one of China's leading chemical companies with a strategic focus on the phosphate value chain and a strong advantage in mineral resources, providing high-quality products and services across the agriculture and engineered materials industries with approximately $9 billion in annual revenues and $570 in EBITDA in 2013.

The new shares will be subject to a three-year lock-up period as required under the PRC laws. ICL will have the right to nominate two directors out of eleven directors in Listco and recommend three candidates for certain senior management of the phosphate business of Listco. The board of directors of Listco will establish a sub-committee (the “Phosphate Committee”) to oversee and supervise Listco’s phosphate business and make recommendations to the board of directors of Listco regarding the strategy and operation of the phosphate businesses. The Phosphate Committee will consist of four members, two of whom will be represented by ICL directors.

Formation of the JV Company

Together with the execution of the Private Placement Agreement, the Company entered into a Capital Increase Agreement with Yunnan Phosphoric Chemicals Group Corporation Limited ("YPC"), a wholly owned subsidiary of Listco, pursuant to which ICL China and YPC will establish an equally owned (50%-50%) Sino-foreign equity joint venture company. The financial results of the JV Company will be consolidated into ICL's financial statements.

The initial purchase price for the JV transaction is approximately US$ 183 million and is subject to future price adjustments based on the carve out processes. ICL's share in the JV Company's Enterprise value (EV) is approximately US$290 million. The total consideration for the transactions described hereunder shall be financed from the Company's internal resources.

The JV Company will initially own and operate substantially all of the assets and businesses of YPC’s Haikou Mine Branch Company (including the permits, assets and businesses of both the Haikou Mine and the Baitacun Mine) and acquire, through several carve out processes, (i) the downstream phosphate fertilizer business currently operated by the Three Circle Branch of the Listco and (ii) the performance phosphate business currently operated by Yunnan Tianchuang Sci-Tech Co. Ltd. and Yunnan BK Giulini Tianchuang Phosphate Co. Ltd., making the Company an integrated phosphate producer from upstream phosphate rock business to downstream phosphate fertilizer business and performance phosphate business (collectively, the “JV Transactions”).

Following closing, the JV Company will own and operate the following assets:

•
A world-scale phosphate rock mine that currently operats approximately 2.5 million tonnes of phosphate rock annually for the next 30 years, and which will become the  JV Company’s full backward integration as a competitive phosphate platform;

•
An integrated world-scale phosphate operation with annual capacity of 700,000 tonnes of phosphoric acid, 850,000 tonnes of fertilizers, 60,000 tonnes of purified phosphoric acid, 120,000 tonnes of specialty fertilizers and 65,000 tonnes of specialty phosphates for the food and engineered materials markets and approximately 1,850,000 tonnes of sulfuric acid.

It is the intention of ICL to consolidate the current operations in China with the JV Company, which will be a fully integrated phosphate company with upstream and downstream operations, including product development, production and sales and marketing activities.

The JV Company’s business scope shall be (i) the procurement, mining, processing, beneficiation, marketing and sale of phosphate rock or beneficiated rock and (ii) the research and development, production, sales and distribution of phosphoric acid, phosphate based fertilizers and related downstream products.

The objective of the JV Company is to be a leading company in (i) the exploration and beneficiation of phosphate rock and (ii) the production and sale of phosphoric acid, phosphate based specialty fertilizers, and performance phosphate products in the PRC. The JV Company shall be the China business center of the phosphate fire retardant (PFR), specialty fertilizer (SF) and performance phosphate businesses of ICL.

The board of directors of the JV Company will consist of four members, two of which will be appointed by ICL China and the other two by YPC. One of the directors appointed by ICL China shall serve as the chairman of the board and shall have a casting vote. The CEO of the JV Company will be nominated by ICL China. In addition ICL will nominate the COO and VP sales and marketing and YPC will nominate the CFO and the VP HR of the JV Company.

The Strategic Investment transaction is subject to closing conditions, including, among others, the approval of the shareholders’ meeting of Listco and the approvals of relevant PRC government authorities, including Yunnan State-owned Asset Administration and Supervision Commission, the Ministry of Commerce, and the China Securities Regulatory Commission as well as the closing of the JV Transactions that will occur simultaneously with the Strategic Investment transaction.

The closing of the JV Transactions is subject to the closing of the Strategic Investment transaction as well as closing conditions, including, among others, the approvals of relevant PRC government authorities. Required approvals include approvals by the Yunnan State-owned Asset Administration and Supervision Commission, the Development and Reform Committee of Yunnan Province or the National Development and Reform Commission (as applicable), the Commerce Authority of Yunnan Province or the Ministry of Commerce as applicable), the Administration of Industry and Commerce of Yunnan Province, the Yunnan Administration of Foreign Exchange, and clearance of merger review by the Anti-Monopoly Bureau of the Ministry of Commerce. The closing is further conditioned upon the consolidation of the JV Company's financial results into ICL financial statements.

The closing of the JV Transactions and the Strategic Investment transaction is expected to take place within 6-18 months. As the closing of the JV Transactions and the Strategic Investment transaction is subject to closing conditions and PRC government approvals, there is no assurance that the closing will occur or that it will occur as expected.

In view of the relatively long expected period between signing and closing, it is the parties' intention to work together towards a successful closing of the contemplated transactions, including necessary adjustments to certain arrangements of the transactions.

Attached please find the investor presentation to be presented during a conference call today

GRAPHIC OMMITTED

Strategic Alliance with Yunnan Yuntianhua

December 2014

GRAPHIC OMMITTED

Safe Harbor

All statements in this presentation, other than those relating to historical facts (and particularly those about our anticipated revenues, reserves and production rates and margin improvements and cost savings due to the YTH transaction), are "forward -looking statements" within the meaning of Section
21E of the Securities Exchange Act of 1934, as amended. These forward -looking statements and projections are not guarantees of future performance and are subject to a number of assumptions, risks, projections and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements or projections. Important factors that could cause actual results to differ materially from our expectations include, among others: our ability to obtain all required approvals for completion of the YTH translation and our ability to consummate the transaction; our ability to comply with regulatory requirements in China; general market, political or economic conditions in China and other Asian countries, as well as other countries in which we operate (which could impact the anticipated demand for phosphate and phosphate -chain products in future years); cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; loss or impairment of business licenses or mining permits or concessions; natural disasters;
regulatory restrictions affecting our ability to export products; labor disputes, slowdowns and strikes; currency rate fluctuations; price increases or shortages with respect to our principal raw materials; volatility of supply and demand and the impact of competition; changes to laws or regulations (including environmental protection and safety and tax laws or regulations), or the application or interpretation of such laws or regulations; government examinations or investigations; the difference between actual reserves and reserve estimates; failure to integrate or realize expected benefits from the acquisition and joint venture; volatility or crises in the financial markets;;;
litigation, arbitration and regulatory proceedings; and war or acts of terror.
In addition, more detailed information about other factors that may affect our performance may be found in "Risk Factors" in our registration statement on
Form F-1 filed with the U.S. Securities and Exchange Commission on September
22, 2014. Forward -looking statements and projections represent our views and are given only as of the date of this presentation and we disclaim any obligation to update or revise them, whether as a result of new information, future events or otherwise, except as required by law.

This presentation includes certain non-GAAP financial measures as defined by
SEC rules. We have provided a reconciliation of those measures to the most directly comparable IFRS measures, which is available in the Appendix.

GRAPHIC OMMITTED

Strategic alliance with Yunnan Yuntianhua -- a step change to double ICL's global phosphate business

ICL will invest up to $500 million for:
[] A world-scale phosphate mine and a major global integrated phosphate operations in China, through a 50% stake of a newly formed JV
[] 15% ownership of Yunnan Yuntianhua Co. Ltd. (SSE: 600096), China's leading producer of phosphate rock and fertilizers* Primary shares issued to ICL based on YTH's market valuation with a 10% discount

Expanding ICL's Specialty Phosphate Platform into the Fast Growing Chinese and
Asian Markets.

The Transaction Almost Doubles ICL's Global Phosphate Market Share

Transforming the JV Operations from Commodity Focus to Specialty Focus

Securing Access to Competitive Cost Phosphate Rock for Several Decades

Significant Expansion and Synergies Potential

# Transcription Overview

**Acquired Assets**

1. 50% JV in a fully vertically integrated phosphate business including a world scale phosphate rock mine and downstream operations
2. A 15% stake in Yunnan Yuntianhua Co. Ltd., China's leading producer of phosphate rock and fertilizers

**Funding**

- Cash on balance sheet

**Governance**

- ICL will appoint:
  - The JV's CEO, COO and VP Sales
  - Two of the JV's Board Members, including its Chairman, thus obtaining majority vote
- In addition, ICL will appoint
  - One VP at Yunnan Yuntianhua, as well as a VP at two of its subsidiaries
  - Two of Yunnan Yuntianhua Board Members
  - ICL to provide expertise, know-how and human resources for a newly created "Phosphate Committee" designed to optimize operations, commercial activities and financial structure
- ICL will merge its other phosphate businesses in China into the JV, which will be transformed into a fully operating business unit, including product development, production and sales & marketing

**Closing**

- The transaction is expected to close in Q1 2016, subject to closing conditions and regulatory approvals from the relevant Chinese authorities
- Final valuation will be confirmed during the approval process in China



ICL
Public Shareholders
YTH Group
15.0%
2
39.3%
45.7%
Yunnan Yuntianhua
1
50.0%
50.0%
JV
100.0%

**Haiko Phosphate Mine Assets**

- World scale phosphate rock mine with ~100mT reserves
- Capacity of 2.5mT p.a.

**Integrated Phosphate Operations (by Production Capacity)**

- Fertilizers – 850kT p.a.
- Phosphoric acid – 700kT p.a.
- Specialty fertilizers – 115kT p.a.
- Specialty phosphates – 65kT p.a.
- Purified phosphoric acid – 60kT p.a.

Where needs take us

4

GRAPHIC OMMITTED

Financial Highlights

Revenues

[] JV sales to increase from ~$550M  to ~$700M

[] Commodity / Specialty sales volumes ratio to develop from 90%/10% to
50%/50%

Margin expansion

[] Expand EBITDA margins from low teens to high teens within 5 years

EV/EBITDA

[] JV valuation reflects approximately 7.4x EV/EBITDA multiple (year 2 estimates)

EPS accretion

[] Cash EPS accretive from the first full year of operations

Synergies

[] At least $30M  per year, achieved within 5 years, with a potential to double this amount

CAPEX

[] ~$170M  spread over 4 years starting from the closing

GRAPHIC OMMITTED

Yunnan Yuntianhua at a Glance

Company Snapshot

[] China's leading producer of phosphate rock and fertilizers with approximately $9  billion in annual revenues (1)* China's second largest chemicals manufacturer[] Operates across 5 segments - Phosphate Fertilizer,
Phosphate Rock Mining and Dressing, Nitrogen Fertilizer, Engineered Materials
and Trade and Commerce* Majority of revenues and gross profit are derived from the phosphate value chain (including phosphate rock, phosphate fertilizer and related trading)[] Majority of fertilizer operations and rock located in Yunnan
Province close to Kunming - province capital and largest city[] Yunnan
Yuntianhua's overall proven phosphate reserves estimated at more than 600 million tons of phosphate rock [] Extensive distribution networks through own subsidiaries and franchised stores / distributors

Business Mix

Revenues (1)

GRAPHIC OMMITTED

Location of Production Facilities

GRAPHIC OMMITTED

Gross Profit(1,2)

GRAPHIC OMMITTED

1. Yunnan Yuntianhua data for 2013, net of intersegment sales, based on a
6.1RMB/ $ exchange rate.
2. Excluding Engineering Products segment -- gross profit of RMB (24.6)mn, representing <1% of total gross profit.

# Extensive Distribution Network

- **Comprehensive distribution network** comprising both own direct-sale stores (>45 stores) and franchised stores / distributors (~10,000)
- **#1 market share in China in DAP in the last 5 years**
- **Strong positions in the Indian market**
- **Established base for future expansion in nearby regions - South China and Southeast Asia**
  - Opportunity to leverage Trans-Asian High-Speed railway project upon competition to reach all of Southeast Asia
- Existing distribution network can be used to further increase penetration of the full scope of ICL's products in China

## Fertilizer Distribution Network

| Key Distribution Subsidiaries | Direct-sale / Franchised Stores / Distributors | Distribution Volumes |
|---|---|---|
| **Yuntianhua International Agricultural Co**<br>National distribution of phosphate, compound and nitrogen fertilizers outside of Southwest China regions | **> 35** direct-sale stores<br>**> 2,000** franchised stores / distributors | **> 7mm** tonnes per year |
| **Tianmeng Agricultural Chain Co., Ltd**<br>Distribution of nitrogen fertilizers in Southwest China | **> 10** direct-sale stores<br>**> 7,800** franchised stores / distributors | **> 1.5mm** tonnes per year |



Northeast
Chifeng
Northwest
North China
South China
Yunnan
Trans-Asian High-Speed Railway & Yunnan–Burma Railway
Southeast Asia

Where needs take us

GRAPHIC OMMITTED

Strategic Rationale

    Implement Proven Business Model --Converting Commodity into Specialty

Utilizing Expertise between Both Companies

   Expand ICL's Global Specialty Phosphates Business through Competitive
Backward Integration

Expanding End Market Reach to Fulfil Essential Needs in the Fast Growing
Chinese and Asian Markets

GRAPHIC OMMITTED

GRAPHIC OMMITTED

Financially Solid Transaction with Clear Benefits

Secure Cost Competitive Resources

[] ICL will gain access to a low-cost   phosphate rock operation with reserves
that are among the largest globally, as well as low-cost   phosphoric acid[]
100 million tonnes of phosphate rock -- sufficient supply for decades to come

Competitive Position in Attractive Markets

[] ICL will almost double its global phosphate market share:

[] A new major player in China's growing specialty market for fertilizers, food ingredients and engineered materials[] Will enable ICL to build world scale, diverse and competitive specialty operations in additional target markets: SE
Asia and India

   Expansion and Synergies Potential

[] Upgrading and expanding purified phosphoric acid production facilities[]
Expanding downstream operations by utilizing ICL's know-how  [] Offering higher value added products

Support for ICL's other Business Segments

[] The strategic alliance between ICL and YTH to support ICL's Food, Engineered
Material and Specialty Fertilizers units[] The strategic alliance can support
ICL's potash business in China in the long term

GRAPHIC OMMITTED

Phosphate Rock Site Costs -- China among the World's Lowest

The deal will secure ICL's access to competitive cost phosphate rock for several decades

Phosphate rock site costs 2013

Establishing New Low Cost Phosphate Rock Base

Existing ICL Production Base

GRAPHIC OMMITTED

3 Open Pit Mines

GRAPHIC OMMITTED

Restored Mine

GRAPHIC OMMITTED

Source: CRU, November 2014.

GRAPHIC OMMITTED

China is one of the Key Drivers of Global Phosphate Market

[] Attractive fast-growing   fertilizer market underpinned by growing
population, limited arable land and dietary shifts

[] Chinese's food market is undergoing major changes in light of growing consumption of processed foods

[] Industrial development and urbanization creates opportunities for strong growth in engineered materials applications for phosphates

Implied Phosphate rock demand by major country (million tonnes)

GRAPHIC OMMITTED

Source: CRU, November 2014.

GRAPHIC OMMITTED

Significant Capability Expansion for ICL

Phosphate Rock

GRAPHIC OMMITTED

Fertilizers

GRAPHIC OMMITTED

Phosphoric Acid

GRAPHIC OMMITTED

Specialty Fertilizers

GRAPHIC OMMITTED

Purified Phosphoric Acid

GRAPHIC OMMITTED

Note: Approximate figures.
1. Reflects 100% of the phosphate rock mine assets and the integrated phosphate operations capacity.

GRAPHIC OMMITTED

A Clear Roadmap to Deliver Value -- Well Identified and Executable Synergies

Production Expansion

[] Upgrading production facilities to improve processes and expand downstream
operations by utilizing ICL's know-how,   therewith offer higher margin
products* upgrading and expanding purified phosphoric acid production facilities* Improving rock and green phosphoric acid production processes* New products:* Specialty water soluble MAP

* Specialty phosphate salts for food and engineered materials* Formulations in the specialty non-agricultural  market

[] Expanding bulk fertilizers production (GMAP, GTSP) via debottlenecking and improved utilization[] Flexibility in supply chain to support better plant utilization

[] Freight savings on shipments to SE Asia and India via rail lines improvements[] Consolidated procurement[] Cost reduction implementation

[] Savings on equipment capex

Thank you!

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: December 16, 2014